Free Writing Prospectus dated December 16, 2013 (to Prospectus dated September 28, 2012 and Preliminary Prospectus Supplement dated December 16, 2013)	Filed pursuant to Rule 433 Registration Statement No. 333-184147

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS
USD 2,000,000,000 6.00% Subordinated Tier 2 Notes due 2023
Issuer	The Royal Bank of Scotland Group plc
Securities	6.00% Subordinated Tier 2 Notes due 2023 (the “Notes”)
Ranking	Subordinated
Principal Amount	USD 2,000,000,000
Price to the Public	99.098%
Specified Currency	USD
Trade Date	December 16, 2013
Settlement Date	December 19, 2013 (T+3), in accordance with DTC’s procedures
Maturity	December 19, 2023
Coupon	6.00 % per annum
Call Option	Not applicable
Interest Payment Dates	Semi-annually on the 19th day of each June and December, commencing on June 19, 2014, up to and including December 19, 2023.
Interest Payment Record Dates	On the 5th day of each June and December commencing on June 5, 2014
Format	SEC-Registered
Benchmark	T 2.750% due November 15, 2023
Benchmark Yield	2.872%
Re-Offer Yield	6.122%
Re-Offer Spread to UST	T + 325 bps
Day Count	30/360
Day Count Convention	Following unadjusted
Business Days	New York and London
Underwriting Discount	0.400%
Proceeds, before expenses, to the Issuer	98.698%; $1,973,960,000
Agreement with Respect to the Exercise of U.K. Bail-in Power
By its purchase of the Notes, each holder (including each beneficial holder) of the Notes acknowledges, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer or another person, which U.K. bail-in power may be exercised by means of variation of the terms of the Notes solely to give effect to the above.  With respect to (i) and (ii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the Maturity Date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder of the Notes further acknowledges and agrees that the rights of the holders under the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority expressed to implement such a cancellation or conversion.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the U.K. in effect and applicable in the U.K. to the Issuer or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime by way of amendment to the Banking Act 2009 or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

“Group” means the Issuer together with its subsidiaries consolidated in accordance with International Financial Reporting Standards.

Redemption for Tax Reasons
Redemption at any time, in whole but not in part at 100% of the principal amount of the Notes together with accrued interest thereon, provided that, in the Issuer’s opinion, the circumstance that entitles it to exercise such right of redemption was not reasonably foreseeable to it at the Settlement Date and provided that upon CRD IV taking effect in the U.K., such right of redemption shall only apply if, when and to the extent not prohibited by CRD IV.

The exercise of such right of redemption is conditional on PRA consent/non-objection.

As used herein:

“Capital Instruments Regulations” means any regulatory capital rules, regulations or standards which are in the future applicable to the Issuer (on a solo or consolidated basis and including any implementation thereof or supplement thereto by the PRA from time to time) and which lay down the requirements to be fulfilled by financial instruments for inclusion in the Issuer’s regulatory capital (on a solo or consolidated basis) as required by (i) the CRD IV Regulation and/or (ii) the CRD IV Directive, including (for the avoidance of doubt) any regulatory technical standards issued by the European Banking Authority.

“CRD IV” means, taken together, (i) the CRD IV Directive, (ii) the CRD IV Regulation and (iii) the Capital Instruments Regulations.

“CRD IV Directive” means Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, and any successor directive.

“CRD IV Regulation” means Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms amending Regulation (EU) No 648/2012, and any successor regulation.

“PRA” means the Prudential Regulation Authority or such other governmental authority in the United Kingdom (or, if the Issuer becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having primary supervisory authority with respect to the prudential regulation of the Issuer’s business.

Redemption due to Capital Disqualification Event
Redemption in whole but not in part at par together with accrued interest thereon, provided that, in the Issuer’s opinion, the circumstance that entitles it to exercise such right of redemption was not reasonably foreseeable to it at the Settlement Date and provided that upon CRD IV taking effect in the U.K., such right of redemption shall only apply if, when and to the extent not prohibited by CRD IV.

A “Capital Disqualification Event” shall be deemed to have occurred if, as a result of any amendment to, or change in, the Capital Regulations (or official interpretation thereof) which are in effect at the Settlement Date, the Notes are fully excluded from Tier 2 capital (as defined in the Capital Regulations) of the Issuer and/or the Regulatory Group.

The exercise of such right of redemption is conditional on PRA consent/non-objection.

As used herein:

“Capital Regulations” means, at any time, the regulations, requirements, guidelines and policies relating to capital adequacy of the PRA or of the European Parliament or of the Council of the European Union then in effect in the United Kingdom.

“Regulatory Group” means the Issuer, its subsidiary undertakings, participations, participating interests and any subsidiary undertakings, participations or participating interests held (directly or indirectly) by any of its subsidiary undertakings from time to time and any other undertakings from time to time consolidated with it for regulatory purposes, in each case in accordance with the rules and guidance of the PRA then in effect.

Repurchases
Applicable provided that, upon CRD IV taking effect in the U.K., purchases are only permitted if, when and to the extent not prohibited by CRD IV.

The exercise of such right is conditional on PRA consent/non-objection.

Global Co-ordinator and Structuring Advisor, Joint Bookrunner and Joint Lead Manager	RBS Securities Inc.
Joint Bookrunners and Joint Lead Managers	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Danske Markets Inc.
Mischler Financial Group, Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Denominations	$2,000 and integral multiples of USD $1,000 in excess thereof
Listing	An application will be made to list the Notes on the New York Stock Exchange
Expected Security Ratings*	BB+ / BBB- / Ba2 (S&P / Fitch / Moody’s)
Clearing and Settlement	DTC
CUSIP	780097AZ4
ISIN	US780097AZ42
Governing Law	New York (subordination and waiver of the right to set off by holders governed by Scots Law)

* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P, Fitch or Moody’s.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071.